OPERATING AGREEMENT

This Operating Agreement (this "**Agreement**") of Queen of Austin Film LLC, a Texas limited liability company (the "**Company**"), is entered into as of the date set forth on the signature page of this Agreement by and between the Company and the Members.

1. The Company

1.1. **Name.** The name of the Company is Queen of Austin Film LLC.

1.2. **Principal Office.** The principal office of the Company is located at 3112 Windsor Road #354, Austin, TX, 78703, or such other location as may from time to time be determined by the Manager. The Manager shall give prompt notice of any such change to each of the Members.

1.3. **Purpose; Powers.**

    1.3.1. The purpose of the Company is to engage in any lawful act or activity for which limited liability companies may be formed under the laws of the state of Texas.

    1.3.2. The Company shall have all the powers necessary or convenient to carry out the purposes for which it is formed, including the powers granted by the laws of the state of Texas.

1.4. **Term.** The term of the Company commenced on the date the Certificate of Formation was filed with the Texas Secretary of State and shall continue in existence, which was December 22, 2024 and shall continue until the Company is terminated in accordance with the provisions of this Agreement or as provided by law.

1.5. **Title to Assets.** Title to all assets of the Company will be held in the name of the Company. No Member or Manager has any right to the assets of the Company or any ownership interest in those assets except indirectly as a result of the Member's ownership of an interest in the Company. No Member or Manager has any right to partition any assets of the Company or to receive any specific assets on liquidation of the Company except as the Company may specifically agree.

1.6. **Intellectual Property.** All intellectual property (including but not limited to patents, copyright, trademarks, and trade secrets) and proprietary information (including but not limited to information related to the Company's operation, management, investors, customers, employment practice, internal policies, etc.) created in the Company's course of business belong to the Company and shall be held in the name of the Company, even if such intellectual property or proprietary information is created by a Member or a person hired by the Company. If any intellectual property or proprietary information were created for the Company before the Certificate of Formation was filed or before this Agreement became effective, all such intellectual property or proprietary information shall be deemed as automatically transferred to the Company.

1.6.1. A Member or Manager shall not disclose the Company's intellectual property or proprietary information that is not available to the public to a third party unless such disclosure is for the benefit of the Company.

1.6.2. In the event a Member or a Manager withdraws, resigns, or is expelled from the Company, the Member or Manager shall return all of the Company's assets in their possession including all intellectual property and proprietary information to the Company within 7 days of the withdrawal, resignation, or expulsion.

2. Definitions

2.1. Capitalized terms used in this Agreement have the meanings specified in this Section or elsewhere in this Agreement.

2.2. "Agreement" means this Operating Agreement of the Company, as may be amended from time to time.

2.3. "Capital Account" means, with respect to any Member, an account consisting of such Member's Capital Contribution, (1) increased by such Member's allocated share of income and gain, (2) decreased by such Member's share of losses and deductions, decreased by any distributions made by the Company to such Member, and otherwise adjusted as required in accordance with applicable tax laws.

2.4. "Capital Contribution" means, with respect to any Member, the total value of (1) cash and the fair market value of property other than cash and (2) services that are contributed and/or agreed to be contributed to the Company by such Member, as listed on Exhibit A, as may be updated from time to time according to the terms of this Agreement.

2.5. "Economic Interest" shall mean the proprietary interest of any Economic-Only Interest Owner in the capital, income, losses, credits, and other economic rights and interests of a limited liability company, including the right of the owner of the interest to receive distributions from the limited liability company.

2.6. An "Economic-Only Interest Owner" shall have an Economic Interest as defined in this Agreement but shall not be a Member or have a Membership Interest. This Operating Agreement does not contemplate any Economic-Only Interest Owners, except perhaps as a result of a transfer of certain interests in the Company (see Section 8 (Withdrawal and Transfer of Membership Interests)).

2.7. "Exhibit" means a document attached to this Agreement labeled as "Exhibit A," "Exhibit B," and so forth, as such document may be amended, updated, or replaced from time to time according to the terms of this Agreement.

2.8. "Manager" means each Person who has authority to manage the business and affairs of the Company pursuant to this Agreement; such Persons are listed on Exhibit B, as may be updated from time to time according to the terms of this Agreement. A Manager may be, but is not required to be, a Member.

2.9. "Member" means each Person who acquires Membership Interest pursuant to this Agreement or who has his/her Membership Interest recognized by this Agreement. The Members are listed on Exhibit A, as may be updated from time to time according to the terms of this Agreement. Each Member has the rights and obligations specified in this Agreement.

2.10. "Membership Interest" means the entire ownership interest of a Member in the Company at any particular time, including the right to any and all benefits to which a Member may be entitled as provided in this Agreement and under the laws of Texas, together with the obligations of the Member to comply with all of the terms and provisions of this Agreement.

2.11. "Ownership Interest" means the Percentage Interest based on the manner in which relative ownership of the Company is divided.

2.12. "Percentage Interest" means the percentage of ownership in the Company that, with respect to each Member, entitles the Member to a Membership Interest and is set forth opposite the name of each Member on Exhibit A, as may be adjusted from time to time pursuant to this Agreement.

2.13. "Assignee" means the holder of an Economic Interest who is not a Member and has no right to (a) vote; (b) participate in the management and affairs of the Company or exercise any management powers or responsibilities; (c) bind the Company; (d) inspect the Company's books and records; or (e) exercise any other rights or powers of a Member. An Assignee shall not be deemed a "Member" of the Company.

2.14. "Person" means an individual (natural person), partnership, limited partnership, trust, estate, association, corporation, limited liability company, or other entity, whether domestic or foreign.

2.15. "BOC" means the Texas Business Organizations Code and any successor statute, as it may be amended from time to time.

3. **Members and Capital Contributions**

3.1. **Initial Capital Contributions**. The names of all Members and each of their respective addresses, initial Capital Contributions, and Ownership Interests are set forth on **Exhibit A**. Each Member has made or agrees to make the initial Capital Contribution set forth next to such Member's name on **Exhibit A** to become a Member of the Company.

3.2. **Subsequent Capital Contributions**. Members are not obligated to make additional Capital Contributions unless unanimously agreed by all the Members. If subsequent Capital Contributions are unanimously agreed by all the Members in a consent in writing, the Members may make such additional Capital Contributions on a pro rata basis in accordance with each Member's Percentage Interest or as otherwise unanimously agreed by the Members.

3.3. **Admission of Additional Members**.

3.3.1. With the exception of a transfer of interest (1) governed by Section 8 (Withdrawal and Transfer of Membership Interests) of this Agreement or (2) otherwise expressly authorized by this Agreement, additional Persons may become Members of the Company and be issued additional Ownership Interests only if approved by and on terms determined by a unanimous written agreement signed by all of the existing Members.

3.3.2. Before a Person may be admitted as a Member of the Company, that Person must sign and deliver to the Company the documents and instruments, in the form and containing the information required by the Company, that the Managers deem necessary or desirable. Membership Interests of new Members will be allocated according to the terms of this Agreement.

3.4. **Capital Accounts**. Individual Capital Accounts must be maintained for each Member, unless (a) there is only one Member of the Company and (b) the Company is exempt according to applicable tax laws. Capital Accounts must be maintained in accordance with all applicable tax laws.

3.5. **Interest**. No interest will be paid by the Company or otherwise on Capital Contributions or on the balance of a Member's Capital Account.

3.6. **Limited Liability; No Authority**. A Member will not be bound by, or be personally liable for, the expenses, liabilities, debts, contracts, or obligations of the Company, except as otherwise provided in this Agreement or as required by the laws of the state of Texas. Unless expressly provided in this Agreement, no Member, acting alone, has any authority to undertake or assume any obligation, debt, or responsibility, or otherwise act on behalf of, the Company or any other Member.

4. **Allocations and Distributions**

4.1. **Allocations**. Unless otherwise agreed to by the unanimous consent of the Members any income, gain, loss, deduction, or credit of the Company will be allocated for accounting and tax purposes on a pro rata basis in proportion to the respective Percentage Interest held by each Member and in compliance with applicable tax laws.

4.2. **Distributions**. The Company will have the right to make distributions of cash and property to the Members on a pro rata basis in proportion to the respective Percentage Interest held by each Member. The timing and amount of distributions will be determined by the Managers in accordance with the laws of the state of Texas.

4.3. **Limitations on Distributions**. The Company must not make a distribution to a Member if, after giving effect to the distribution:

4.3.1. The Company would be unable to pay its debts as they become due in the usual course of business; or

4.3.2. The fair value of the Company's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the Company were to be

dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of Members, if any, whose preferential rights are superior to those of the Members receiving the distribution.f

4.4. No Member shall be entitled to withdraw any part of its Capital Account or to receive any distribution from the Company, except as otherwise provided in this Agreement.

5. **Management**

5.1. **Generally**. Subject to the terms of this Agreement and the laws of the state of Texas, the business and affairs of the Company will be managed by the Board of Managers, as further described below. The Members initially nominate and elect the Person(s) set forth on Exhibit B to serve as the Manager(s) of the Company. The Managers will act under the direction of the Members and may be elected or removed at any time, for any reason or no reason, by the Members holding at least 60% of the Voting Interest of the Company. Exhibit B must be amended to reflect any changes in Managers.

5.2. **Approval and Action**. Unless greater or other authorization is required pursuant to this Agreement or under the laws of the state of Texas for the Company to engage in an activity or transaction, all activities or transactions must be approved by a majority of Managers, to constitute the act of the Company or serve to bind the Company, but if the Managers cannot reach a majority vote, the dispute will be submitted to the Members to be resolved by the affirmative vote of the Members holding at least a majority of the Voting Interest of the Company. With such approval, the signature of any Managers authorized to sign on behalf of the Company is sufficient to bind the Company with respect to the matter or matters so approved. Without such approval, no Managers acting alone may bind the Company to any agreement with or obligation to any third party or represent or claim to have the ability to so bind the Company.

5.3. **Certain Decisions Requiring Greater Authorization**. Notwithstanding clause above, the following matters require unanimous approval of the Members in a consent in writing to constitute an act of the Company:

5.3.1. A material change in the purposes or the nature of the Company's business;

5.3.2. With the exception of a transfer of interest governed by Section 8 (Withdrawal and Transfer of Membership Interests) of this Agreement, the admission of a new Member or a change in any Member's Membership Interest, Ownership Interest, Percentage Interest, or Voting Interest in any manner other than in accordance with this Agreement;

5.3.3. The merger of the Company with any other entity or the sale of all or substantially all of the Company's assets; and

5.3.4. The amendment of this Agreement.

5.4. **Meetings of Managers**. Regular meetings of the Managers are not required but may be held at such time and place as the Managers deem necessary or desirable for the

reasonable management of the Company. Meetings may take place in person, by conference call, or by any other means permitted by laws of the state of Texas. In addition, Company actions requiring a vote may be carried out without a meeting if all of the Managers consent in writing to approve the action.

5.5. **Officers.** The Manager may appoint one or more individuals as officers of the Company (the "**Officers**") as the Manager deems necessary or desirable to carry on the business of the Company and may delegate to the Officers such power and authority as the Manager deems advisable. An Officer is not required to be a Member of the Company. Any individual may hold two or more offices of the Company. Each Officer shall hold office until a successor is designated by the Manager or until the Officer's earlier death, resignation, or removal. Any Officer may resign at any time upon written notice to the Manager. Any Officer may be removed by the Manager at any time, with or without cause. A vacancy in any office occurring because of death, resignation, removal, or otherwise may, but need not, be filled by the Manager.

5.6. **Replacement and Resignation of Manager.** The Manager may be removed at any time, with or without cause, by the Members holding at least 60% of the Membership Interests. The Manager may resign at any time by delivering a written resignation to the Company, which resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of a particular event. Any vacancy occurring in the office of Manager shall be filled by the affirmative vote of the Members holding at least 60% of the Membership Interests. The removal of the Manager shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of such Member.

5.6.1. The removal or resignation of the Manager shall not constitute an expulsion or withdrawal of the Manager as a Member of the Company or otherwise affect the Manager's rights as a Member. If the Manager is removed or resigns, a meeting of Members to elect a successor must be called promptly and held as soon as reasonably possible.

6. **Accounts and Accounting**

6.1. **Accounts**. The Company must maintain complete accounting records of the Company's business, including a full and accurate record of each Company transaction. The records must be kept at the Company's principal executive office and must be open to inspection and copying by Members during normal business hours upon reasonable notice by the Members wishing to inspect or copy the records or their authorized representatives, for purposes reasonably related to the Membership Interest of such Members. The costs of inspection and copying will be borne by the respective Member.

6.2. **Records**. The Managers will keep or cause the Company to keep the following business records.

6.2.1. An up-to-date list of the Members, each of their respective full legal names, last known business or residence address, Capital Contributions, the amount and terms

of any agreed upon future Capital Contributions, and Ownership Interests, and Voting Interests;

6.2.2. A copy of the Company's federal, state, and local tax information and income tax returns and reports, if any, for the six most recent taxable years;

6.2.3. A copy of the Certificate of Formation of the Company, as may be amended from time to time; and

6.2.4. An original signed copy, which may include counterpart signatures, of this Agreement, and any amendments to this Agreement, signed by all then-current Members.

6.3. **Income Tax Returns.** Within 45 days after the end of each taxable year, the Company will use its best efforts to send each of the Members all information necessary for the Members to complete their federal and state tax information, returns, and reports and a copy of the Company's federal, state, and local tax information or income tax returns and reports for such year.

6.4. **Subchapter S Election**. The Company may, upon unanimous consent of the Members, elect to be treated for income tax purposes as an S Corporation. This designation may be changed as permitted under the Internal Revenue Code Section 1362(d) and applicable Regulations.

6.5. **Tax Matters Member**. Anytime the Company is required to designate or select a tax matters partner or partnership representative, pursuant to Section 6223 of the Internal Revenue Code and any regulations issued by the Internal Revenue Service, the Members must designate one of the Members as the tax matters partner or partnership representative of the Company and keep such designation in effect at all times.

6.6. **Banking**. All funds of the Company must be deposited in one or more bank accounts in the name of the Company with one or more recognized financial institutions. The Managers are authorized to establish such accounts and complete, sign, and deliver any banking resolutions reasonably required by the respective financial institutions in order to establish an account.

7. **Membership Voting and Meetings**

7.1. **Members and Voting Rights**. The Members have the right and power to vote on all matters with respect to which the Certificate of Formation, this Agreement, or the laws of the state of Texas requires or permits. Unless otherwise stated in this Agreement (for example, in Section 4.1(c)) or required by the laws of the state of Texas the vote of the Members holding at least a majority of the Voting Interest of the Company is required to approve or carry out an action.

7.2. **Meetings of Members**. Annual, regular, or special meetings of the Members are not required but may be held at such time and place as the Members deem necessary or desirable for the reasonable management of the Company. Meetings may be called by

any Member or Members, holding 20% or more of the Percentage Interests, for the purpose of addressing any matters on which the Members may vote. A written notice setting forth the date, time, and location of a meeting must be sent at least ten (10) days but no more than sixty (60) days before the date of the meeting to each Member entitled to vote at the meeting. A Member may waive notice of a meeting by sending a signed waiver to the Company's principal executive office or as otherwise provided by the laws of the state of Texas. In any instance in which the approval of the Members is required under this Agreement, such approval may be obtained in any manner permitted by the laws of the state of Texas, including by conference call or similar communications equipment. Any action that could be taken at a meeting may be approved by a consent in writing that describes the action to be taken and is signed by Members holding the minimum Voting Interest required to approve the action. If any action is taken without a meeting and without unanimous written consent of the Members, notice of such action must be sent to each Member that did not consent to the action.

8. **Withdrawal and Transfer of Membership Interests**

8.1. **Withdrawal**. Members may withdraw from the Company prior to the dissolution and winding up of the Company by: (a) transferring or assigning all of their Membership Interests; (b) providing written notice to the Company as to the withdrawal; and (c) providing the Company with the written terms of any transfer or assignment. The transfer or assignment may not take effect, absent written consent of all of the remaining Members, until at least 30 days after the written notice and written terms are provided to the Company. Subject to the provisions of Section 4 (Allocations and Distributions), a Member that withdraws pursuant to this Section will be entitled to a distribution from the Company in an amount equal to such Member's Capital Account, which must be paid by the Company to such Member within ninety (90) days of the withdrawal date unless otherwise agreed in writing.

8.2. **Withdrawal by Death**. The death of a Member shall be considered a Withdrawal, generally subject to the other provisions of this Section. The 30 Day period referred to in Section 8.1 shall begin upon the company being notified of the death.

8.3. **Restrictions on Transfer; Admission of Transferee**. The Person acquiring Membership Interest pursuant to Section 8.1 will not become a Member of the Company, but rather will only be an Economic-Only Interest Owner, unless that Person is admitted as a Member by written consent of all Members as set forth under Section 3 (Members and Capital Contributions).

8.4. **Right of First Refusal**. The Company has the right of first refusal with regard to the transfer or assignment of any Membership Interests, including by way of death, and has the 30 day period set forth in this Section 8.1 or Section 8.2 to give formal written notice if it is exercising that right. If the Company exercises its right of first refusal, it must either match the offer being made to the withdrawing or transferring Member as set forth in the notice provided by that member in Section 8.1 or purchase the Membership Interest at the internal fair market value set forth in Section 8.5 or at a value the Company and the withdrawing or transferring Member otherwise agree on. Unless the

remaining Members of the Company unanimously agree otherwise, the Membership Interests purchased from the withdrawing or transferring Member shall be apportioned to the remaining Members in direction proportion to their comparative percentage of ownership.

9. **Valuation of Company or an Interest in Company.**

9.1. **Valuation Process**. Should the Company, or an interest in the Company, need to be valued, a neutral, objective certified public accountant ("CPA") shall be hired by the Company to perform a valuation engagement. The selection of said CPA will be made by unanimous vote of the Members, but if the Members cannot agree, then each Member will select a CPA, and each of those CPAs will each perform a valuation engagement, the Company must allow each CPA access to the information each CPA needs in order to properly perform a valuation engagement.

9.2. **Valuation Engagement and Valuation Standard**. The CPA(s) must use valuation and ethics standards consistent with those approved by the American Institute of Certified Public Accountants ("AICPA"). If multiple CPAs are providing valuations, then they shall all attempt to agree on the methodology to be used, such as those set forth by the AICPA, and use that methodology. Written valuation reports and conclusions of value shall be provided within 90 days of the event triggering the decision to have a valuation engagement performed. All valuation reports and conclusions of values shall identify the valuation method used.

9.3. **Final Determination as to Fair Market Value**. The conclusion of value, or average of the conclusions of value shall be called the "fair market value".

9.4. **Final Determination as to Internal Fair Market Value**. 90% of the conclusion of value, or average of the conclusions of value, shall be called the "internal fair market value".

10. **Expulsion of Members**

10.1.   **Expulsion**. A Member may be expelled from the Company when Members holding at least 80% or more of the Percentage Interests vote to approve the expulsion, if such Member:

10.1.1. (i) breaches this Agreement in any material respect;

10.1.2. (ii) commits fraud, embezzlement, breach of fiduciary duty, self-dealing, willful misconduct, or gross negligence which is injurious to the Company or any other Member; or

10.1.3. (iii) repeatedly fails to perform his or her duties as a Member.

10.2.   In any such case, such expelled Member shall cease to be a Member. An expelled Member shall have no right to any distribution or other amount or payment upon or in respect of such expulsion. The expulsion of a Member shall not limit or adversely affect

any right or power of the Company or the other Members to pursue other remedies that may be available under applicable law or in equity.

10.3. **Buyout or Assignee.** In the event a member is expelled from the Company, the Company shall have the option of (i) purchasing all Economic Interest of the expelled Member, or (ii) deeming the expelled Member to have only the rights of an Assignee with respect to their Economic Interest.

11. Dissolution and Liquidation

11.1. **Dissolution.** The Company will be dissolved upon the first to occur of the following events:

11.1.1. The vote of the Members holding at least a majority of the Voting Interest of the Company to dissolve the Company;

11.1.2. Entry of a decree of judicial dissolution under The entry of a judicial decree ordering winding up and termination under Section 11.314 of the BOC.

11.1.3. The sale or transfer of all or substantially all of the Company's assets;

11.1.4. A merger or consolidation of the Company with one or more entities in which the Company is not the surviving entity.

11.2. **No Automatic Dissolution Upon Certain Events**. Unless otherwise set forth in this Agreement or required by applicable law, the death, incapacity, disassociation, bankruptcy, or withdrawal of a Member will not automatically cause a dissolution of the Company.

11.3. **Liquidation**

11.3.1. If the Company is to be terminated pursuant to Section 11 (Dissolution and Liquidation) , the Company shall be liquidated and its business and affairs wound up in accordance with the BOC and the provisions of this Section.

11.3.2. The Manager or other Person designated by the Manager shall act as liquidator to wind up the Company (the "**Liquidator**") and shall have full power and authority to sell, assign, and encumber any or all of the Company's assets (including the discretion to defer the liquidation of any asset if the immediate sale of the asset would be impractical or cause undue loss to the Members) and to wind up and liquidate the affairs of the Company in an orderly and business-like manner.

11.3.3. The Liquidator shall deliver to each known claimant of the Company the notice required by Section 11.052 of the BOC.

11.4. **Distribution of Assets.** The Liquidator shall liquidate the assets of the Company and distribute the proceeds in the following order of priority, unless otherwise required by Applicable Law:

11.4.1. First, to the payment of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

11.4.2. Second, to the establishment of and additions to reserves that are determined by the Manager to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and

11.4.3. Third, to the Members, on a pro rata basis, in accordance with the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments for the taxable year of the Company in which the liquidation occurs.

11.5.   **Required Filings.** Upon completion of the winding up of the Company, the Liquidator shall make all necessary filings required by the BOC, including filing a certificate of termination (the **"Certificate of Termination"**), and shall take such other actions as may be necessary to terminate the Company.

12. Indemnification

12.1.   **Indemnification**. The Company has the power to defend, indemnify, and hold harmless any Person who was or is a party, or who is threatened to be made a party, to any Proceeding (as that term is defined below) by reason of the fact that such Person was or is a Member, Manager, officer, employee, representative, or other agent of the Company, or was or is serving at the request of the Company as a director, Manager, Governor, officer, employee, representative or other agent of another limited liability company, corporation, partnership, joint venture, trust, or other enterprise (each such Person is referred to as a "Company Agent"), against Expenses (as that term is defined below), judgments, fines, settlements, and other amounts (collectively, "Damages") to the maximum extent now or hereafter permitted under Texas law. "Proceeding," as used in this Section, means any threatened, pending, or completed action, proceeding, individual claim or matter within a proceeding, whether civil, criminal, administrative, or investigative. "Expenses," as used in this Section, includes, without limitation, court costs, reasonable attorney and expert fees, and any expenses incurred relating to establishing a right to indemnification, if any, under this Section.

12.2.   **Mandatory.** The Company must defend, indemnify and hold harmless a Company Agent in connection with a Proceeding in which such Company Agent is involved if, and to the extent, Texas law requires that a limited liability company indemnify a Company Agent in connection with a Proceeding.

12.3.   **Expenses Paid by the Company Prior to Final Disposition**. Expenses of each Company Agent indemnified or held harmless under this Agreement that are actually and reasonably incurred in connection with the defense or settlement of a Proceeding may be paid by the Company in advance of the final disposition of a Proceeding if authorized by a vote of the Members that are not seeking indemnification holding a majority of the Voting Interests (excluding the Voting Interest of the Company Agent

seeking indemnification) or a majority of the Managers that are not seeking indemnification, as the case may be. Before the Company makes any such payment of Expenses, the Company Agent seeking indemnification must deliver a written undertaking to the Company stating that such Company Agent will repay the applicable Expenses to the Company unless it is ultimately determined that the Company Agent is entitled or required to be indemnified and held harmless by the Company (as set forth in this Section or as otherwise required by applicable law).

13. Miscellaneous

13.1. **Governing Law.** All issues and questions concerning the application, construction, validity, interpretation, and enforcement of this Agreement shall be governed by and construed in accordance with the internal laws of the State of Texas, without giving effect to any choice or conflict of law provision or rule (whether of the State of Texas or any jurisdiction).

13.2. **Entire Agreement; Amendment**. This Agreement along with the Certificate of Formation (together, the "Organizational Documents"), constitute the entire agreement among the Members and replace and supersede all prior written and oral understandings and agreements with respect to the subject matter of this Agreement, except as otherwise required by the laws of the state of Texas. There are no representations, agreements, arrangements, or undertakings, oral or written, between or among the Members relating to the subject matter of this Agreement that are not fully expressed in the Organizational Documents. This Agreement may not be modified or amended in any respect, except in a writing signed by all of the Members, except as otherwise required or permitted by the laws of the state of Texas.

13.3. **Severability. Severability.** If any term or provision of this Agreement is held to be invalid, illegal, or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

13.4. **Further Action**. Each Member agrees to perform all further acts and execute, acknowledge, and deliver any documents which may be reasonably necessary, appropriate, or desirable to carry out the provisions of this Agreement.

13.5. **No Third Party Beneficiary**. This Agreement is made solely for the benefit of the parties to this Agreement and their respective permitted successors and assigns, and no other Person or entity will have or acquire any right by virtue of this Agreement. This Agreement will be binding on and inure to the benefit of the parties and their heirs, personal representatives, and permitted successors and assigns.

13.6. **Incorporation by Reference**. The recitals and each appendix, exhibit, schedule, and other document attached to or referred to in this Agreement are hereby incorporated into this Agreement by reference.

13.7. **Counterparts**. This Agreement may be executed in any number of counterparts with the same effect as if all of the Members signed the same copy. All counterparts will be construed together and will constitute one agreement.

13.8. **Notices**.

13.8.1. Any notices (including requests, demands, or other communications) to be sent by one party to another party in connection with this Agreement must be in writing and delivered personally, by reputable overnight courier, or by certified mail (or equivalent service offered by the postal service from time to time) to the following addresses or as otherwise notified in accordance with this Section: (i) if to the Company, notices must be sent to the Company's principal executive office; and (ii) if to a Member, notices must be sent to the Member's last known address for notice on record.

13.8.2. Any party to this Agreement may change its notice address by sending written notice of such change to the Company in the manner specified above. Notice will be deemed to have been duly given as follows: (i) upon delivery, if delivered personally or by reputable overnight carrier or (ii) five days after the date of posting if sent by certified mail.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

The Company:

Queen of Austin Film LLC, a Texas limited liability company
By: Martian Films Limited Company, a Texas LLC, its Manager

By: _____   03 / 31 / 2025
Stefan Djordjevic
Managing Member

The Members:

Marissa Nicole Padden, a Texas Individual

By: _____   03 / 31 / 2025
Marissa Nicole Padden
Member

Matthew Zachry Ramirez, a Texas Individual

By: _____   03 / 31 / 2025
Matthew Zachry Ramirez
Member

Shane Cameron Ramirez, a Texas Individual

By: _____   03 / 30 / 2025
Shane Cameron Ramirez
Member

Kaleb James Rimer, a Texas Individual

By: _____   03 / 31 / 2025
Kaleb James Rimer
Member

Exhibit A: Members

The Members of the Company and their respective addresses, Capital Contributions, and Ownership Interests are set forth below. The Members agree to keep this Exhibit A current and updated in accordance with the terms of this Agreement.

Member Names and Addresses	Capital Contribution	Percentage Interest
Martian Films Limited Company	$126.32	24%
Marissa Nicole Padden	$100.00	19%
Matthew Zachry Ramirez	$100.00	19%
Shane Cameron Ramirez	$100.00	19%
Kaleb James Rimer	$100.00	19%

Doc ID: 0d3769dc36b6a89e0712961bfe510e49a2c6549c

Exhibit B: Managers

Manager(s) of the Company are set forth below.

- Stefan Djordjevic